UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

INTEGRATED SECURITY TECHNOLOGIES, INC.

(Exact name of registrant as specified in its corporate charter)

000-50298

(Commission File No.)

Nevada	98-0376008
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Suite 1500, 885 West Georgia Street

Vancouver, B.C., Canada V6C 3E8

(Address of principal executive offices)

778.322.7165

(Issuer’s telephone number)

Approximate Date of Mailing: February 22, 2006

INTEGRATED SECURITY TECHNOLOGIES, INC.

INFORMATION STATEMENT PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION OF THE BOARD OF DIRECTORS

GENERAL

This Information Statement is being delivered on or about February 22, 2006 to the holders of shares of common stock of Integrated Security Technologies, Inc., a Nevada corporation incorporated as of April 12, 2002, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY. YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

On February 17, 2006 pursuant to an understanding reached between our company and Hadasit Medical Services and Development Ltd., we entered into an agreement of purchase and sale for a patent application which has been filed in the United States as #60/718716. Through a private placement transaction in connection with our company’s purchase of the patent application from Hadasit, Hadasit has acquired 4,141,532 shares of our common stock for a purchase price of $4,141.53. Hadasit now owns approximately 9.99% of our issued and outstanding shares.

The terms and conditions of the patent application purchase and sale agreement (the “Agreement”) are summarized below under the heading “The Agreement”.

At the time of and as a result of the completion of our purchase of the patent application under the Agreement, Dr. Miriam Kidron and Dr. Hanoch Bar-On are to be appointed to our board of directors. At the same time, Randy White will resign from all of his offices and directorship with our company.

As of February 22, 2006, our board of directors consisted solely of Randy White. Dr. Miriam Kidron, Nadav Kidron and Dr. Hanoch Bar-On will be appointed to serve as directors of our company effective on the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission, and its mailing or delivery to all of our stockholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 thereunder; and (b) the date of completion of the Agreement whereby we acquire patent application #60/718716.

Following the effective date of the appointment of Dr. Miriam Kidron, Nadav Kidron and Dr. Hanoch Bar-On and they will comprise our entire board of directors.

Please read this Information Statement carefully. It describes the terms of the Agreement and contains certain biographical and other information concerning our executive officers and directors after completion of our purchase of the patent application. All company filings and exhibits thereto, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, NE, Washington, D.C. 20549 or obtained on the SEC’s website at www.sec.gov.

THE AGREEMENT

On February 17, 2006, we signed an agreement to purchase U.S. patent application #60/718716, including related intellectual property, from Hadasit Medical Services and Development Ltd. The patent application relates to technology to allow the administration of insulin orally. In the agreement, we agreed to buy and Hadasit agreed to sell the patent application. The agreement also provides that Hadasit will provide consulting services to us so that clinical trials, including a full report, may be conducted and we agreed to provide $200,000 for the conduct of those consulting services. The $200,000 will be paid to Hadasit according to the schedule outlined in the agreement. We also agreed to secure proper conditions for the future development of the patent application product. To obtain the money to do so, we promise to sell at least $1,000,000 units of the common stock of our company.

Hadasit Medical Services and Development Ltd. is the beneficial owner of 4,141,532 shares of our common stock, which is approximately 9.99% of our issued and outstanding shares.

VOTING SECURITIES AND PRINCIPAL STOCKHOLDERS

Voting Securities of our company

As of February 22, 2006, there were and are 41,456,779 shares of our common stock issued and outstanding. Each shareholder is entitled to one vote for each share of our common stock in his/her/its name on the books of our company, whether represented in person or by proxy.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information concerning the number of shares of our common stock known by us to be owned beneficially as of February 1, 2006 and the date hereof by: (i) each person (including any group) that owns more than 5% of any class of the voting securities of our company; (ii) each director and officer of our company; and (iii) directors and officers as a group. Unless otherwise indicated, the stockholders listed possess sole voting and investment power with respect to the shares shown.

Title of Class	Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Owner	Percent of Class (1) (2)
Common Stock	Zeev Bronfeld 6 Uri St. Tel-Aviv, Israel	6,158,517	14.9%
Common Stock	Cede & Co. P.O. Box 222, Bowling Green Station New York NY 10274	7,027,961	16.9%
Common Stock	Hadassit Medical Research Services and Development Ltd. Floor 2 1/2, Mother & Child Center, Hadassah Ein Karem, P.O. Box 12000, Jerusaleum 91120, Israel	4,141,532	9.98%

Common Stock	Nadav Kidron 2 Elza St. Jerusalem, Israel	10,371,735	25%
Common Stock	Directors and Officers (as a group)	10,371,735	25%

(1) Regulation S-B under the Exchange Act, defines a beneficial owner of a security as any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise, has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on February 22, 2006.

(2) Based upon 41,456,779 issued and outstanding shares of common stock as of February 22, 2006.

Changes in Control

In connection with execution of the Agreement, Hadasit Medical Services and Development Ltd. acquired 4,141,532 shares of our common stock for a purchase price of $4,141.53 through a private placement that closed on February 6, 2006. As a result, Hadasit Medical Services and Development Ltd., now holds approximately 9.99% of our common stock.

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information regarding our current and proposed executive officers and directors:

Name	Age	Position with the Company	Served as a Director and Officer Since
Randy White(1)	38	President, Chief Executive Officer, Secretary, Treasurer and Director	May 31, 2005
Miriam Kidron(2)(3)	72	Director	--
Nadav Kiron(2)(3)	32	Director	--
Hanoch Bar-On(2)	72	Director	--

(1) Randy White will resign from the offices of President, Chief Executive Officer, Secretary, Treasurer and Director upon the completion of the patent application purchase.

(2) Miriam Kidron, Nadav Kidron and Hanoch Bar-On will be appointed as directors of our company the date that is the later of (a) ten days after the filing of this Information Statement with the Securities and Exchange Commission and its mailing or delivery to all of our stockholders and (b) the date of the completion of the patent application purchase.

(3) Miriam Kidron is Nadav Kidron’s mother.

Dr. Miriam Kidron

Dr. Miriam Kidron is a pharmacist with a Ph. D. in biochemistry. From 1990 to the present time, she has been an investigator in the Diabetes Unit at Hadassah University Hospital in Jerusalem, Israel. She has no prior experience in working for public companies.

Nadav Kidron

Nadav Kidron is a managing director at the Institute of Advanced Jewish Studies – Bar Ilan University. From 2001 - 2003, he was a lawyer intern at with Wine Mishaiker and Erenstof Law Offices in Jerusalem, Israel. Mr. Kidron obtained his LLB from the Bar – Ilan University and is currently enrolled in the International MBA program at the Bar – Ilan University. He has no prior experience in working for public companies.

Hanoch Bar-On

Dr. Hanoch Bar-On is a medical doctor. He retired in 2002. From 200 to October 2002, he was the acting chairman of the Division of Medicine at the Hebrew University Hadassah Medical Center. He has no prior experience in working for public companies.

Board Meetings and Committees

Our board of directors held no formal meetings during the year ended August 31, 2005. All proceedings of the board of directors were conducted by resolutions consented to in writing by all the directors and filed with the minutes of the proceedings of the directors. Such resolutions consented to in writing by the directors entitled to vote on that resolution at a meeting of the directors are, according to the Nevada General Corporation Law and the by-laws of our company, as valid and effective as if they had been passed at a meeting of the directors duly called and held.

We do not have standing audit, nominating or compensation committees, or committees performing similar functions. Our board of directors believe that it is not necessary to have a standing audit or compensation committees at this time because the functions of such committees are adequately performed by our board of directors.

Our board of directors also is of the view that it is appropriate for us not to have a standing nominating committee because there is currently only one director on our board of directors; this one director has performed and will perform adequately the functions of a nominating committee. The sole director on our board of directors, who performs the functions of a nominating committee, is not independent because he is also an officer of our company. The determination of independence of directors has been made using the definition of “independent director” contained under Rule 4200(a)(15) of the Rules of National Association of Securities Dealers. Our board of directors has not adopted a charter for the nomination committee. There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nomination for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because we believe that, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

There are no specific, minimum qualifications that our board of directors believes must be met by a candidate recommended by our board of directors. The process of identifying and evaluating nominees for director typically begins with our board of directors soliciting professional firms with whom we have an existing business relationship, such as law firms, accounting firms or financial advisory firms, for suitable candidates to serve as directors. It is followed by our board of directors’ review of the candidates’ resumes and interview of candidates. Based on the information gathered, our board of directors then makes a decision on whether to recommend the candidates as nominees for director. We do not pay any fee to any third party or parties to identify or evaluate or assist in identifying or evaluating potential nominee.

LEGAL PROCEEDINGS

We are not aware of any legal proceedings in which any director or officer, any proposed director or officer or any owner of record or beneficial owner of more than 5% of any class of voting securities of our company, or any affiliate of any such director or officer, proposed director or officer or security holder, is a party adverse to our company or has a material interest adverse to our company.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

During the last two years and except as disclosed below, none of the following persons has had any direct or indirect material interest in any transaction to which our company was or is a party, or in any proposed transaction to which our company proposes to be a party:

(a) any director or officer of our company;

(b) any proposed director of officer of our company;

(c) any person who beneficially owns, directly or indirectly, shares carrying more than 5% of the voting rights attached to our common stock; or

(d) any member of the immediate family of any of the foregoing persons (including a spouse, parents, children, siblings, and in-laws).

Pursuant to the terms of the Agreement, Dr. Miriam Kidron will provide us with consultant services during the clinical trials without compensation. We will pay $200,000 to Hadasit for the costs of the clinical trials.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers and directors and persons who own more than 10% of a registered class of our equity securities to file with the Securities and Exchange Commission initial statements of beneficial ownership, reports of changes in ownership and annual reports concerning their ownership of our common stock and other equity securities, on Forms 3, 4 and 5 respectively. Executive officers, directors and greater than 10% stockholders are required by the Securities and Exchange Commission regulations to furnish us with copies of all Section 16(a) reports that they file.

To the best of our knowledge, all executive officers, directors and greater than 10% stockholders filed the required reports in a timely manner.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth certain compensation paid or accrued to former and current officers during the fiscal years ended August 31, 2005, 2004 and 2003.

		Annual Compensation			Long Term Compensation			All Other Compen-sation
					Awards		Payouts
Name and Principal Position	Year Ending	Salary	Bonus	Other Annual Compen-sation	Restricted Stock Awards ($)	Securities Underlying Options/ SARS (#)	LTIP Payouts
Randy White President, Chief Executive Officer, Secretary, Treasurer and Director	2005 2004 2003	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

We reimburse our directors for expenses incurred in connection with attending board meetings, but have not pay directors’ fees or other cash compensation for services rendered as a director in the periods ended August 31, 2005 and 2004.

Since our inception, we have not granted any stock options, long-term incentive plans, or stock appreciation rights.

We have no standard or other arrangements for compensating directors for their service in their capacity as directors, or for committee participation or special assignments.

There are no arrangements or plans in which we provide pension, retirement or similar benefits for our directors or officers. We do not have any material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to our directors or officers, except that stock options may be granted at the discretion of our board of directors in the future.

We have no plans or arrangements in respect of remuneration received or that may be received by the officers to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

Dated: February 22, 2006

By Order of the Board of Directors

INTEGRATED SECURITY TECHNOLOGIES, INC.

/s/ Randy White

Randy White

Chief Executive Officer and Director